March 10, 2008

Mail Stop 4561

Mr. Robert E. Cauley
Chief Financial Officer
Bimini Capital Management, Inc.
3305 Flamingo Drive
Vero Beach, FL 32963

> RE: **Opteum, Inc.**
> **Form 10-K for the period ended December 31, 2006**
> **Filed March 14, 2007**
> **File No. 1-32171**

Dear Mr. Cauley:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,

> Daniel L. Gordon
> Branch Chief